[LOGO OF NEWPORT CORPORATION]

NEWPORT CORPORATION
1791 DEERE AVENUE
IRVINE, CA 92606

February 26, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Newport Corporation Form S-3 (File No. 333-53006)

Ladies and Gentlemen:

Newport Corporation, a Nevada corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of the Registration Statement on Form S-3 (File No. 333-53006) together with all amendments and exhibits thereto (the ”Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because all of the securities included therein have either been sold under the Registration Statement or are eligible to be sold under Rule 144(k) of the Act. The selling stockholders named in the Registration Statement who continue to own securities included therein will be informed that the Registration Statement has been withdrawn.

Please forward a copy of the order granting withdrawal of the Registration Statement to my attention at the address listed above. If you have any questions or comments, or require further information or documentation, please contact me by phone at (949) 437-9885 or by facsimile at (949) 253-1221.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jeffrey B. Coyne

Jeffrey B. Coyne

Vice President, General Counsel

and Corporate Secretary